UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41673

Millennium Group International Holdings Limited

(Translation of registrant’s name into English)

Rm 2722, 27/F, No. 1 Hung To Road, Kwun Tong

Kowloon, Hong Kong 999077

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On April 4, 2023, Millennium Group International Holdings Limited, a Cayman Islands exempted corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Revere Securities, LLC, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) of an aggregate of 1,250,000 of the Company’s ordinary shares, par value $0.002 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. The Company has also granted the Underwriters a 45-day option to purchase up to additional 187,500 Ordinary Shares to cover over-allotments, if any. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-268063), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 28, 2022, which was declared effective by the SEC on March 29, 2023.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

On April 6, 2023, the Company closed its initial public offering of 1,250,000 Ordinary Shares $4.00 per share for an aggregate gross proceed of $5,000,000. The total net proceeds to the Company from the Offering, after deducting discounts, expenses allowance and expenses, were approximately $4.2 million. A final prospectus relating to this Offering was filed with the Commission on April 6, 2023. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “MGIH” on April 4, 2023.

At closing, the Company issued to the Underwriters warrants to purchase an aggregate of up to 87,500 Ordinary Shares at per share price of $4.80, expiring April 4, 2028.

At the closing of the Offering, the Company deposited $200,000 from the gross proceeds from the Offering into an escrow account (the “Escrow Account”) established by Wilmington Trust, National Association, as escrow agent, for purpose of covering potential legal actions against the Representative, pursuant to the indemnification escrow agreement filed herewith as Exhibit 10.2 (the “Indemnification Escrow Agreement”). All remaining funds in the Escrow Account that are not subject to an indemnification claim as of the 12-month anniversary following the closing date will be returned to the Company in accordance with the terms of the Indemnification Escrow Agreement.

The foregoing summary of the terms of the Underwriting Agreement, Underwriter’s Warrant and Indemnification Escrow Agreement is subject to, and qualified in its entirety by reference to, copies of the Underwriting Agreement, Underwriter’s Warrant and Indemnification Escrow Agreement that are filed as Exhibit 1.1, 4.1 and Exhibit 10.1 to this Report on Form 6-K and are incorporated herein by reference.

On April 4, 2023, the Company issued a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering. On April 6, 2023, the Company issued a press release furnished herein as Exhibit 99.2, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Millennium Group International Holdings Limited

Date: April 6, 2023	By:	/s/ Ming Yan Lai
	Name:	Ming Yan Lai
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement dated April 4, 2023, by and between the Company and the Representative
4.1	Form of Representative’s Warrants
10.1	Indemnification Escrow Agreement dated April 6, 2023, by and among the Company, the Representative, and the Escrow Agent
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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